

Mail Stop 3561

January 11, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Erwin Mevorah
Chief Financial Officer
Coactive Marketing Group, Inc.
75 Ninth Avenue
New York, New York 10011

> **Re: Coactive Marketing Group, Inc.**
> **Form 10-K for the Year Ended March 31, 2006**
> **File No. 000-20394**

Dear Mr. Mevorah:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Form 10-K for the Year Ended March 31, 2006</u>

<u>Management's Discussion and Analysis</u>

Liquidity and Capital Resources, page 24

1. We note from the balance sheet data presented in your Selected Financial Data in Item 6, page 10 that you have experienced negative working capital for each of the last 5 years. The MD&A should include a description of any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on future operations. See Item 303 (a)(3)(ii) of Regulation S-K. Please revise your disclosure as appropriate.

2. We note your disclosure that you may be required to seek additional financing and there can be no assurance that you will be able to obtain such additional financing. In light of your current circumstances, and the situation disclosed in your Form 8-K filed on December 19, 2006, please expand your discourse to discuss the consequences if (for whatever reason) you are unable to secure additional financing when needed in the future.

3. Also, we note that your discussion of liquidity only extends to Fiscal 2007. Liquidity generally should be discussed on both a long-term and short-term basis. Accordingly, the discussion of the sufficiency of your resources to satisfy ongoing cash requirements for the next twelve months should be expanded to discuss liquidity on a long-term basis. See Regulation S-K, Item 303(a), Instruction #5.

Contractual Obligations, page 26

4. We note that you have included only principal payments in your table of contractual obligations. We believe you should also include estimated interest payments in the table as these represent a contractual obligation. Your tabular disclosure should be accompanied by a footnote explanation of the methodology used in the calculation. See Section IV.A of FR-72 for guidance.

Financial Statements

Consolidated Statements of Cash Flows, page 34

5. Supplementally explain to us the facts and circumstances surrounding the large decrease in deferred revenues during fiscal 2006.

Notes to Consolidated Financial Statements

Note 1 – Organization and Nature of Business

<u>(d) Reimbursable Costs and Expenses, page 37</u>
6. Supplementally support your policy to include reimbursable costs and expenses in your income statement on a gross basis. In your response, specifically address how such arrangements for reimbursement are made, billed, and received, and how these factors fit into the guidelines for gross or net treatment under EITF 99-19 and 01-14. We may have further comment on your response.

<u>Financial Statement Schedules</u>

<u>Allowance for Doubtful Accounts, page S-2</u>
7. We note from your rollforward of your allowance for doubtful accounts that you wrote off an amount during fiscal 2005 approximating the amount added to your allowance during fiscal 2006. Supplementally describe the facts and circumstances surrounding the write off and subsequent additions. We may have further comment on your response.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact me with any other questions.

Sincerely,

David R. Humphrey
Branch Chief